Filed pursuant to Rule 433

Registration numbers 333-167035-01 and 333-167035

Relating to Preliminary Prospectus Supplement

Dated September 22, 2010 and

Prospectus Dated May 21, 2010

Alterra Finance LLC

$350,000,000 6.25% SENIOR NOTES DUE 2020

Term Sheet

Issuer:	Alterra Finance LLC
Guarantor:	Alterra Capital Holdings Limited
Title of Securities:	6.25% Senior Notes due 2020 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Format:	SEC Registered
Trade Date:	September 22, 2010
Settlement Date:	September 27, 2010 (T+3)
Maturity Date:	September 30, 2020
Aggregate Principal Amount Offered:	$350,000,000
Price to the Public (Issue Price):	99.999%
Underwriting Discount:	0.650%
Proceeds to Issuer (Before Expenses):	$347,721,500
Treasury Benchmark:	2.625% due August 15th, 2020
Benchmark Treasury Yield:	2.535%
Spread to Benchmark:	Treasury Rate plus 371.5 basis points
Re-offer Yield:	6.250%
Coupon:	6.250% per annum
Interest Payment Dates:	Semi-annually on March 30th and September 30th of each year, commencing on March 30th, 2011
Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury Rate plus 50 basis points
CUSIP / ISIN:	02153LAA2 / US02153LAA26
Anticipated Ratings* (Moody’s / S&P / Fitch):	Baa2 (stable) / BBB (stable) / BBB+ (stable)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
ING Financial Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The pro forma ratio of earnings to fixed charges of the guarantor, giving effect to the issuance of the Notes by the issuer and the use of proceeds of this offering as if they occurred on January 1, 2009 would be 8.4 for the six months ended June 30, 2010 and 8.1 for the year ended December 31, 2009, and as further adjusted to give effect to the amalgamation as if it had occurred on January 1, 2009 would be 7.9 for the six months ended June 30, 2010 and 13.9 for the year ended December 31, 2009.

The guarantor and the issuer have filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the guarantor and the issuer have filed with the SEC for more complete information about the guarantor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.